               (CHARTERED SEMICONDUCTOR MANUFACTURING LETTERHEAD)

                                                                    Exhibit 99.1

N E W S   R E L E A S E

--------------------------------------------------------------------------------

INVESTOR CONTACTS:

Suresh Kumar                                   Clarence Fu
(1) 408.941.1110                               (65) 6360.4060
sureshk@charteredsemi.com                      cfu@charteredsemi.com


MEDIA CONTACTS:
Chartered U.S.:                                Chartered Singapore:
---------------                                --------------------
Tiffany Sparks                                 Maggie Tan
(1) 408.941.1185                               (65) 6360.4705
tiffanys@charteredsemi.com                     maggietan@charteredsemi.com


All currency figures stated in this report are in US dollars.

The financial statement amounts in this report are determined in accordance with US GAAP.

In order to provide investors additional information regarding the Company's financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company's share of Silicon Manufacturing Partners ("Revenues including Chartered's share of SMP"). Silicon Manufacturing Partners (SMP or Fab
5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered's revenues ("Revenues"). References to revenues including Chartered's share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company's share of SMP.


             CHARTERED REPORTS FOURTH QUARTER AND YEAR 2003 RESULTS

              First Quarter 2004 Revenues Expected to Grow Over 20%

     o REVENUES OF $182.8 MILLION, UP 32.7% SEQUENTIALLY COMPARED TO GUIDANCE OF UP APPROXIMATELY 28% TO 31% SEQUENTIALLY

     o LOSS PER ADS OF $0.17 COMPARED TO LOSS OF $0.45 IN 4Q 2002, AND GUIDANCE OF $0.16 TO $0.20 LOSS

     o    LOSS PER ORDINARY SHARE OF $0.02 COMPARED TO LOSS OF $0.05 IN 4Q 2002

     o 1Q 2004 NET LOSS EXPECTED TO BE APPROXIMATELY $9 MILLION (APPROXIMATELY $7 MILLION NET INCOME WHEN NORMALIZED TO EXCLUDE THE IMPACT OF FAB 1 RESTRUCTURING AND CSP ACCOUNTING TREATMENT)

SINGAPORE - January 30, 2004 - Chartered Semiconductor Manufacturing (Nasdaq:
CHRT and SGX-ST: CHARTERED), one of the world's top three dedicated semiconductor foundries, today announced its results for fourth quarter and year ended December 31, 2003.

"Our revenue growth rate far outpaced that of the industry in the fourth quarter, and we expect the same in the first quarter of 2004," said Chia Song Hwee, president & CEO of Chartered. "While our growth is partly due to the industry recovery, which accelerated in the second half of 2003, we believe we are beginning to see results from the strategy we put in place in late 2002 and communicated in early 2003.

"Our customer engagements have broadened significantly, our revenues from advanced technology products are up sharply, and we are realizing solid gains against our objective of making a step-function improvement in the utilization of our mature capacity. In advanced technologies, total revenues were up 120 percent from the year-ago quarter, and within that, revenues of our 0.13-micron offering have now reached 10 percent of total, up from one percent of total in the year-ago quarter. Shipments of mature technology wafers are up 85 percent from the year-ago quarter, benefiting significantly from both new customers and new products," Chia said.


SUMMARY OF FOURTH QUARTER 2003 PERFORMANCE

o Revenues were $182.8 million, up 32.7% compared to third quarter 2003. Revenues including Chartered's share of Silicon Manufacturing Partners
     (SMP) were $237.2 million, up 28.0% from $185.3 million in the previous quarter, due to increases in all major market sectors with the largest contribution coming from the communications sector. Compared to fourth quarter 2002, revenues were up 69.3% from $107.9 million. Revenues including Chartered's share of SMP were up 89.3% from $125.3 million in the year-ago quarter, driven primarily by the communications sector and to a lesser extent the consumer and computer sectors. The largest percentage increase occurred in the consumer sector, which increased almost four-fold from the year-ago quarter.
o Gross profit was $11.1 million, or 6.1% of revenues, an improvement from a gross loss of $53.9 million, or negative 49.9% of revenues in the year-ago quarter, primarily due to significantly higher revenues and cost reductions. Gross profit improved sequentially by $32.8 million from a loss of $21.7 million, or negative 15.8% of revenues in third quarter 2003, primarily due to higher revenues.

o Research and development (R&D) expenses were $31.1 million, an increase of 11.0% from the year-ago quarter, primarily due to increased investments to accelerate the Company's technology roadmap which provides customers a breadth of processes, enabling systems-level integration. Beginning in first quarter 2003, R&D expenses include Chartered's share of expenses related to the IBM joint-development agreement, announced in November 2002.
o Sales and marketing expenses were $9.8 million, unchanged from the year-ago quarter, and an increase of 19.1% from $8.3 million in the previous quarter. The sequential increase was primarily due to a higher level of prototyping activity.
o General and administrative (G&A) expenses were $10.7 million, an increase of 32.0% compared to $8.1 million in the year-ago quarter. The fourth quarter 2002 expense benefited from employee leave clearance and the termination of an employee retirement program.
o    Other operating expenses were $11.5 million, which included two items:
     - A fixed asset impairment of $9.0 million related to certain pieces of equipment that have been reclassified as held for sale, as part of Chartered's fab capacity rationalization
     -    A charge of $2.5 million related to Fab 1 restructuring
o    Equity in income (loss) of our minority-owned joint-venture fab, SMP (Fab
     5), was an income of $14.7 million compared to a loss of $11.5 million in the year-ago quarter, primarily due to significantly higher revenues. Equity in income of SMP increased 67.0% from an income of $8.8 million in the previous quarter, also primarily due to higher revenues.
o Net interest expense was $7.9 million, an increase of 68.8% from $4.7 million in the year-ago quarter, primarily due to lower interest income resulting from lower interest rates.
o None of the losses in our consolidated joint-venture fab, Chartered Silicon Partners (CSP or Fab 6), were allocated to the minority interest in fourth quarter 2003, compared to $17.6 million in the year-ago quarter. CSP remained in a negative net worth position in fourth quarter 2003; therefore, Chartered continued to recognize 100% of the joint venture's results, which were a loss of $35.5 million in the quarter. At the end of the quarter, CSP's net worth was negative $151.2 million.
o Net loss was $43.2 million, or negative 23.6% of revenues, compared to a net loss of $108.7 million, or negative 100.7% of revenues, in the year-ago quarter.
o Loss per American Depositary Share (ADS) and loss per share in fourth quarter 2003 were $0.17 and $0.02 respectively, compared with a loss per ADS and loss per share of $0.45 and $0.05 respectively in fourth quarter 2002. Average ADS count and ordinary share count increased by 9.7 million and 96.6 million respectively, primarily due to the eight-for-ten rights offering completed in October 2002.

SUMMARY OF YEAR 2003 PERFORMANCE

o Revenues were $551.9 million, up 22.9% compared to $449.2 million in 2002. Revenues including Chartered's share of SMP were $727.7 million, up 50.1% from $484.8 million a year ago, driven primarily by the communications sector and to a lesser extent the consumer and computer sectors.
o Gross loss was $96.4 million, or negative 17.5% of revenues, an improvement from a loss of $179.5 million, or negative 40.0% of revenues in 2002, primarily due to higher revenues and lower depreciation.
o R&D expenses were $124.5 million, an increase of 30.7% from $95.3 million in 2002, primarily due to increased investments to accelerate the Company's technology roadmap which provides customers a breadth of processes, enabling systems-level integration. Beginning in first quarter 2003, R&D expenses include Chartered's share of expenses related to the IBM joint-development agreement, announced in November 2002.
o Sales and marketing expenses were $38.3 million, a decline of 7.1% from $41.2 million in 2002, primarily due to lower financial support for customer prototyping activities.
o G&A expenses were $35.9 million, a decline of 16.7% compared to $43.1 million in 2002. The reduction was primarily due to a $4.9 million gain resulting from equipment disposition in second quarter 2003. Excluding this gain, the decline in 2003 was 5.4%.
o Other operating expenses were a gain of $6.1 million, which included three items:
     - Included in net loss was a gain of $28.7 million associated with the conclusion of the Company's Economic Value Added (EVA) employee bonus plan. Of this amount, $27.5 million was recorded in the "other operating expenses" line.
     - Included in net loss was a restructuring charge of $14.1 million associated with the phase out of Fab 1, $12.4 million of which was recorded in the "other operating expenses" line.
     - A fixed asset impairment of $9.0 million related to certain pieces of equipment that have been reclassified as held for sale, as part of Chartered's fab capacity rationalization.
o    Equity in income (loss) of our minority-owned joint-venture fab, SMP (Fab
     5), was an income of $23.2 million compared to a loss of $84.8 million in 2002, primarily due to significantly higher revenues.
o Minority interest in loss of our joint-venture fab, Chartered Silicon Partners (CSP or Fab 6), was $9.5 million compared to $55.6 million in 2002. Due to cumulative losses, CSP's net worth became negative in first quarter 2003, triggering a consolidation accounting requirement resulting in Chartered effectively recognizing 100% of CSP's losses (and profits) until such time as CSP's net worth becomes positive. At the end of the year, CSP's net worth was negative $151.2 million.
o Net loss was $284.8 million, or negative 51.6% of revenues, compared to a net loss of $417.1 million, or negative 92.8% of revenues in 2002.
o Loss per American Depositary Share (ADS) and loss per share in 2003 were $1.14 and $0.11 respectively, compared with a loss per ADS and loss per share of $2.32 and $0.23 respectively in 2002. Average ADS count and ordinary share count increased by 70.3 million and 703.2 million respectively, primarily due to the eight-for-ten rights offering completed in October 2002.


WAFER SHIPMENTS AND AVERAGE SELLING PRICES

o Shipments in fourth quarter 2003 were 200.6 thousand wafers (eight-inch equivalent), an increase of 91.2% compared to 104.9 thousand wafers (eight-inch equivalent) in fourth quarter 2002. Shipments in fourth quarter 2003 increased by 30.5% compared to 153.7 thousand wafers (eight-inch equivalent) shipped in third quarter 2003. Shipments including Chartered's share of SMP were 235.0 thousand wafers (eight-inch equivalent), an increase of 97.6% compared to 119.0 thousand (eight-inch equivalent) in fourth quarter 2002. Shipments including Chartered's share of SMP in fourth quarter 2003 increased by 27.0% compared to 185.0 thousand wafers (eight-inch equivalent) shipped in third quarter 2003.
o Shipments in 2003 were 606.0 thousand (eight-inch equivalent), an increase of 45.3% compared to 417.0 thousand wafers (eight-inch equivalent) shipped in 2002. Shipments including Chartered's share of SMP were 722.2 thousand wafers (eight-inch equivalent), an increase of 62.2% compared to 445.2 thousand (eight-inch equivalent) in 2002.
o ASP was $911 in fourth quarter 2003, an increase of 1.7% from $896 per wafer in third quarter 2003, primarily due to richer mix. ASP including Chartered's share of SMP was $1,010 per wafer in fourth quarter 2003 compared to $1,002 per wafer in third quarter 2003.
o ASP was $911 in 2003, a decrease of 15.4% compared to $1,077 per wafer in 2002, primarily due to customer mix and pricing pressures, partially offset by substantially higher shipments of advanced technology products. ASP including Chartered's share of SMP was $1,008 per wafer in 2003 compared to $1,089 per wafer in 2002.


CAPACITY AND UTILIZATION

o Capacity utilization in fourth quarter 2003 was 71% compared to 39% in the year-ago quarter, and 59% in third quarter 2003. Capacity utilization was 58% in 2003 compared to 37% in 2002. The capacity level in fourth quarter 2003 was up approximately 6% sequentially. For full year 2003, as a result of the company's capacity revitalization program announced in February 2003, advanced capacity (0.18-micron and below) increased 71%; however, total capacity increased only 5%.


                              UTILIZATION TABLE

DATA INCLUDING CHARTERED'S SHARE OF SMP

---------------------------------------------------------------------------------------------------------
Thousand 8" equivalent                   4Q 2002       1Q 2003       2Q 2003       3Q 2003       4Q 2003
---------------------------------------------------------------------------------------------------------
  Total wafers shipped                    118.9         135.4         166.8         185.0         235.0
---------------------------------------------------------------------------------------------------------
  Total capacity                          301.1         297.8         305.4         313.7         332.8
---------------------------------------------------------------------------------------------------------
    Utilization                              39%           45%           55%           59%           71%
---------------------------------------------------------------------------------------------------------


                                 CAPACITY BY FAB

--------------------------------------------------------------------------------------------------------------------
 (Thousand 8" equivalent wafers)         4Q 2002      1Q 2003     2Q 2003      3Q 2003      4Q 2003          Est 1Q
                                                                                                              2004
--------------------------------------------------------------------------------------------------------------------
Fab 1                                      44.5         44.3        44.3         44.6         45.5            45.2
--------------------------------------------------------------------------------------------------------------------
Fab 2                                     128.8        126.0       127.4        128.8        131.2           129.8
--------------------------------------------------------------------------------------------------------------------
Fab 3                                      64.4         62.9        63.7         56.7         60.2            61.6
--------------------------------------------------------------------------------------------------------------------
Fab 5 (CHRT's share)                       26.7         26.1        27.0         33.6         34.4            34.4
--------------------------------------------------------------------------------------------------------------------
Fab 6                                      36.7         38.5        43.0         50.0         61.5            60.8
====================================================================================================================
     Total                                301.1        297.8       305.4        313.7        332.8           331.8
====================================================================================================================


MARKET DYNAMICS

The following business statistics tables provide information on revenues including Chartered's share of SMP by market sector, region and technology.


                           BREAKDOWN BY MARKET SECTOR

REVENUES INCLUDING CHARTERED'S SHARE OF SMP                                           Percentage of Total
---------------------------------------------------------------------------------------------------------
                                         4Q 2002       1Q 2003       2Q 2003       3Q 2003       4Q 2003
---------------------------------------------------------------------------------------------------------
   Communications                          47%           43%           49%           49%           47%
---------------------------------------------------------------------------------------------------------
   Computer                                40%           43%           34%           33%           32%
---------------------------------------------------------------------------------------------------------
   Consumer                                 9%           10%           14%           15%           18%
---------------------------------------------------------------------------------------------------------
   Other                                    4%            4%            3%            3%            3%
=========================================================================================================
     Total                                100%          100%          100%          100%          100%
---------------------------------------------------------------------------------------------------------

                               BREAKDOWN BY REGION

REVENUES INCLUDING CHARTERED'S SHARE OF SMP                                           Percentage of Total
---------------------------------------------------------------------------------------------------------
                                         4Q 2002       1Q 2003       2Q 2003       3Q 2003       4Q 2003
---------------------------------------------------------------------------------------------------------
   Americas                                62%           57%           59%           62%           61%
---------------------------------------------------------------------------------------------------------
   Europe                                  16%           25%           21%           18%           16%
---------------------------------------------------------------------------------------------------------
   Asia-Pacific                            15%           13%           15%           15%           19%
---------------------------------------------------------------------------------------------------------
   Japan                                    7%            5%            5%            5%            4%
=========================================================================================================
     Total                                100%          100%          100%          100%          100%
---------------------------------------------------------------------------------------------------------


                        BREAKDOWN BY TECHNOLOGY (MICRON)

REVENUES INCLUDING CHARTERED'S SHARE OF SMP                                           Percentage of Total
---------------------------------------------------------------------------------------------------------
                                         4Q 2002       1Q 2003       2Q 2003       3Q 2003       4Q 2003
---------------------------------------------------------------------------------------------------------
    0.13 and below                          1%            1%            6%            8%            10%
---------------------------------------------------------------------------------------------------------
    Up to 0.15                              2%            9%            8%           15%            16%
---------------------------------------------------------------------------------------------------------
    Up to 0.18                             36%           33%           22%           16%            20%
---------------------------------------------------------------------------------------------------------
    Up to 0.25                             19%           15%           17%           20%            16%
---------------------------------------------------------------------------------------------------------
    Up to 0.35                             24%           23%           25%           23%            20%
---------------------------------------------------------------------------------------------------------
    Above 0.35                             18%           19%           22%           18%            18%
=========================================================================================================
      Total                               100%          100%          100%          100%           100%
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
    0.18 and below                         39%           43%           36%           39%            46%
---------------------------------------------------------------------------------------------------------


Chartered's top five customers in 2003, in order of revenue significance (excluding revenues from SMP), were: Broadcom, Agilent, Mediatek, Motorola, and ST Microelectronics. Collectively, our top five customers accounted for approximately 41% of total revenues in 2003, compared with 53% in the previous year. Broadcom was the only customer that exceeded 10% of total revenues in 2003.


YEAR 2003 HIGHLIGHTS AND EVENTS

Technology
Chartered took a number of steps to further strengthen its technology position toward industry leadership.

Chartered, IBM and Infineon announced a multi-year joint development agreement to accelerate the move to 65-nanometer (nm) semiconductor manufacturing process technology. Under this agreement, Chartered, IBM and Infineon plan to jointly develop a common advanced foundry process at 65nm, as well as variants tuned for high performance and low power. This is an extension of the Chartered-IBM joint development agreement announced in November 2002.

In January 2004, Chartered and IBM announced another agreement under which Chartered will manufacture selected 90nm SOI products for IBM in volume-driven, high-performance solutions.

These agreements follow the joint development agreements signed by IBM and Chartered in November 2002 and have resulted in a foundry platform solution supported by both companies. Under the initial agreements, the two companies are jointly developing 90nm and 65nm bulk CMOS processes for foundry chip production on 300-millimeter (mm) silicon wafers and are engaged in a reciprocal manufacturing arrangement that provides dual-sourcing flexibility for their customers. Together, the two companies are providing a common 90nm design manual and guidelines as well as common spice models for the jointly developed process platform.


Customers
Chartered entered into several mature technology sourcing engagements during the year, in line with its strategy to increase utilization of mature capacity and thereby accelerate return to profitability. These include niche technology engagements with Toppan of Japan for sole-source volume production of its dual-band radio frequency identification (RFID) chips and two unnamed customers for display drivers. Legerity also announced it completed qualification for production at Chartered of its flagship proprietary high-voltage process called HV7. In addition, volume manufacturing engagements were signed with Infineon of Germany for manufacture of power MOSFETs, and with an unnamed leading communications semiconductor company in the United States.

Chartered also made further progress into the China market, including collaboration on IC manufacturing for telecom switches and routers with ZTE Corporation and an announcement with Fudan Microelectronics on plans to increase production volume of smart cards and digital power meter products.

EDA/IP

Chartered continued to strengthen its EDA and IP design solutions by strengthening and extending its alliance programs, focused on enabling more first-source wins.

Announcements made in 2003 related to broadening alliances with Virage Logic, Mentor Graphics and the Virtual Component Exchange (VCX) and expanding Chartered's design services alliance program with new additions to its global network: Accent in Europe; QThink and Time to Market in the United States; HOYA and Toppan in Japan; and Uleadtek in Taiwan.

Chartered also announced formation of the NanoAccess Alliance, under which Chartered and more than 15 leading third-party companies are pre-qualifying 90nm design solutions, based upon the Chartered-IBM process platform, for earlier silicon validation and lower risk production of leading-edge integrated circuits and system-on-chip devices.


REVIEW AND OUTLOOK

"A lot has changed since the first quarter of 2003 when we detailed our strategy to enhance growth and improve Chartered's cost structure," said George Thomas, vice president & CFO of Chartered. "At that time, our losses at the gross profit level were running at an annualized rate of over $200 million. Now, in the first quarter of this year, we are expecting a gross profit of approximately $35 million and are expecting to be positive at the net income level, when normalized for Fab 1 restructuring expense and CSP accounting treatment. Though we are pleased with the progress made over the past twelve months, we still have more work to do in order to further grow revenues and to reduce Chartered's break-even point.

"Advanced technology products have been the largest contributor to revenue growth over the last year, and we expect that to continue in 2004, as customer recognition of our improved competitive position broadens. In order to support the expected growth in customer demand for our 0.13-micron and 90nm offerings, our 2004 capital expenditure plan has been set at $700 million and it includes equipping Fab 6 to its full capacity and installing a 300mm pilot line in Fab 7," Thomas said.

The outlook for the first quarter 2004 is as follows:

                                                  -----------------------------------------------------------
                                                   4Q 2003                      1Q 2004 Guidance
                                                  -----------------------------------------------------------
                                                    Actual        Midpoint and range       Sequential change
-------------------------------------------------------------------------------------------------------------
Revenues                                          $182.8M         $224.0M, +/- $3M          Up 21% to 24%
-------------------------------------------------------------------------------------------------------------
Revenues including Chartered's share of SMP       $237.2M         $280.0M, +/- $4M          Up 16% to 20%
-------------------------------------------------------------------------------------------------------------
ASP                                               $911            $966, +/- $20             Up 4% to 8%
-------------------------------------------------------------------------------------------------------------
ASP including Chartered's share of SMP            $1,010          $1,045, +/- $25           Up 1% to 6%
-------------------------------------------------------------------------------------------------------------
Utilization                                       71%             81%, +/- 2% pts                     -
-------------------------------------------------------------------------------------------------------------
Gross Profit                                      $11.1M          $35.5M, +/- $4M                     -
-------------------------------------------------------------------------------------------------------------
Net loss                                          $(43.2)M        $(8.6)M, +/- $5M                    -
-------------------------------------------------------------------------------------------------------------
Loss per ADS                                      $(0.17)         $(0.03), +/- $0.02                  -
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Net loss without unusual items                    $(40.7)M        $(5.6)M, +/- $5M                    -
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
Impact of CSP accounting treatment                $(17.4)M        $(13.0)M                            -
-------------------------------------------------------------------------------------------------------------
Normalized net (loss) profit                      $(23.3)M        $7.4M +/- $5M                       -
-------------------------------------------------------------------------------------------------------------


Guidance comments for first quarter 2004:
     - Advanced technologies: In the first quarter, revenue contribution from 0.18-micron and below products is expected to be in the mid 40s percentage, and 0.13-micron revenues are expected to grow considerably faster than overall revenues.
     - Fab 1: As announced in first quarter of 2003, Fab 1 will cease operation this quarter, having successfully transitioned on-going business to Fab 2. Annualized cost savings from this action is projected to be $25 million, commencing in second quarter of 2004. Chartered's first-quarter revenue is expected to include a one-time benefit of approximately $10 million due to end-of-life and safety stock purchases by Fab 1 customers.

Guidance comments for year 2004:
     - R&D expenditures: approximately $130 million, compared to $125 million in 2003.

- Capital expenditures: approximately $700 million, significantly higher in the first half than the second half of the year. The majority will be for Fab 7, and the balance primarily for Fab 6. 2003 capital expenditures were $221 million. Capital expenditures are cash flow based.

- Depreciation and amortization: approximately $455 million, compared to $439 million in 2003.

- Wafer capacity: approximately 1,225 thousand wafers (eight-inch equivalent), a reduction of 2% from 2003. Advanced capacity is planned to increase approximately 34% while, primarily due to the shutdown of Fab 1, mature capacity is expected to decrease approximately 14%.


CEO CLOSING COMMENTS

"Increasing customer acceptance of the Chartered-IBM advanced technology platform, coupled with the market gains we have made in our 0.13-micron offering, are allowing Chartered to compete and win business opportunities never before open to the Company," said Chia. "Of particular note is the 90nm SOI sourcing agreement recently announced between ourselves and IBM. This not only puts Chartered in the position of building arguably the most advanced technology product in the world, but we believe it will also allow Fab 7 to reach cost-effective critical mass more quickly. The Chartered team is enthused and motivated by the market opportunity opening up for the Company."


WEBCAST CONFERENCE CALL TODAY

Chartered will be discussing its fourth quarter 2003 results and first quarter 2004 outlook on a conference call today, January 30, 2004, at 8:30 a.m. Singapore time (US time 4:30 p.m. PT/7:30 p.m. ET, January 29, 2004). A webcast of the conference call will be available to all interested parties on Chartered's Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.


MID-QUARTER GUIDANCE

The Company provides a guidance update midway through each quarter. For first quarter 2004, the Company anticipates issuing its mid-quarter guidance update, via news release, on Friday, March 12, 2004, Singapore time.

                                   APPENDIX A

                          US GAAP RECONCILIATION TABLE

In order to provide investors additional information regarding the company's financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company's share of Silicon Manufacturing Partners ("Revenues including Chartered's share of SMP"). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered's revenues ("Revenues"). References to revenues including Chartered's share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

-----------------------------------------------------------------------------------------------  ----------------------
                                                                                       1Q 2004
                                                    4Q 2002    3Q 2003     4Q 2003     GUIDANCE      YEAR        YEAR
                                                     ACTUAL     ACTUAL      ACTUAL     MIDPOINT      2002        2003
-----------------------------------------------------------------------------------------------  ----------------------
Revenues(a)                                        $  107.9M   $ 137.7M    $ 182.8M    $ 224.0M   $  449.2M   $  551.9M
-----------------------------------------------------------------------------------------------  ----------------------
Chartered's share of SMP revenues                  $   17.4M     $47.6M    $  54.4M    $  56.0M   $   35.6M   $  175.8M
-----------------------------------------------------------------------------------------------  ----------------------
Revenues including SMP                             $  125.3M   $ 185.3M    $ 237.2M    $ 280.0M   $  484.8M   $  727.7M
-----------------------------------------------------------------------------------------------  ----------------------
ASP(a)                                             $   1,029   $    896    $    911    $    966   $   1,077   $     911
-----------------------------------------------------------------------------------------------  ----------------------
ASP of Chartered's share of SMP revenues           $   1,241   $  1,522    $  1,583    $  1,556   $   1,262   $   1,513
-----------------------------------------------------------------------------------------------  ----------------------
ASP including Chartered's share of SMP             $   1,054   $  1,002    $  1,010    $  1,045   $   1,089   $   1,008
-----------------------------------------------------------------------------------------------  ----------------------
Net loss(a)                                        $(108.7)M   $(75.9)M    $(43.2)M    $ (8.6)M   $(417.1)M   $(284.8)M
-----------------------------------------------------------------------------------------------  ----------------------
Total unusual items gain/(loss)                    $ (10.0)M   $ (3.3)M    $ (2.5)M    $ (3.0)M   $ (10.0)M   $   22.8M
-----------------------------------------------------------------------------------------------  ----------------------
  - Workforce resizing and fixed
    asset write-off                                $ (10.0)M          -           -           -   $ (10.0)M           -
-----------------------------------------------------------------------------------------------  ----------------------
  - Conclusion of EVA bonus plan                           -          -           -           -           -   $   28.7M
-----------------------------------------------------------------------------------------------  ----------------------
  - Fab 1 restructuring charge                             -   $ (3.3)M     $(2.5)M    $ (3.0)M           -   $ (14.1)M
-----------------------------------------------------------------------------------------------  ----------------------
  - Intellectual property licensing
    and gain on equipment disposal                         -          -           -           -           -   $    8.2M
-----------------------------------------------------------------------------------------------  ----------------------
Net loss without unusual items                     $ (98.7)M   $(72.6)M    $(40.7)M    $ (5.6)M   $(407.1)M   $(307.6)M
-----------------------------------------------------------------------------------------------  ----------------------
Impact of CSP accounting treatment                         -   $(23.8)M    $(17.4)M    $(13.0)M           -   $ (74.3)M
-----------------------------------------------------------------------------------------------  ----------------------
Normalized net (loss) profit                       $ (98.7)M   $(48.8)M    $(23.3)M    $   7.4M   $(407.1)M   $(233.3)M
-----------------------------------------------------------------------------------------------  ----------------------

     (a) Determined in accordance with US GAAP

                           BREAKDOWN BY MARKET SECTOR



REVENUES (US GAAP)                                 Percentage of Total
----------------------------------------------------------------------
                           4Q 2002  1Q 2003  2Q 2003  3Q 2003  4Q 2003
----------------------------------------------------------------------
Communications                45%      43%      47%      45%      46%
----------------------------------------------------------------------
Computer                      40%      39%      32%      33%      31%
----------------------------------------------------------------------
Consumer                      10%      13%      17%      18%      20%
----------------------------------------------------------------------
Other                          5%       5%       4%       4%       3%
----------------------------------------------------------------------
     Total                   100%     100%     100%     100%     100%
----------------------------------------------------------------------

CHARTERED'S SHARE OF SMP REVENUES                       Percentage of Total
---------------------------------------------------------------------------
                         4Q 2002   1Q 2003    2Q 2003    3Q 2003    4Q 2003
---------------------------------------------------------------------------
Communications             60%        45%        59%        58%        51%
---------------------------------------------------------------------------
Computer                   36%        53%        39%        33%        36%
---------------------------------------------------------------------------
Consumer                    3%         1%         2%         8%        11%
---------------------------------------------------------------------------
Other                       1%         1%         0%         1%         2%
---------------------------------------------------------------------------
     Total                100%       100%       100%       100%       100%
---------------------------------------------------------------------------

REVENUES INCLUDING CHARTERED'S SHARE OF SMP        Percentage of Total
----------------------------------------------------------------------
                    4Q 2002    1Q 2003    2Q 2003   3Q 2003    4Q 2003
----------------------------------------------------------------------
Communications        47%        43%        49%        49%        47%
----------------------------------------------------------------------
Computer              40%        43%        34%        33%        32%
----------------------------------------------------------------------
Consumer               9%        10%        14%        15%        18%
----------------------------------------------------------------------
Other                  4%         4%         3%         3%         3%
----------------------------------------------------------------------
     Total           100%       100%       100%       100%       100%
----------------------------------------------------------------------


                               BREAKDOWN BY REGION

REVENUES (US GAAP)                                Percentage of Total
---------------------------------------------------------------------
                  4Q 2002    1Q 2003    2Q 2003    3Q 2003    4Q 2003
---------------------------------------------------------------------
Americas             65%        63%        64%        64%        65%
---------------------------------------------------------------------
Europe               13%        15%        16%        13%        11%
---------------------------------------------------------------------
Asia-Pacific         15%        16%        16%        19%        20%
---------------------------------------------------------------------
Japan                 7%         6%         4%         4%         4%
---------------------------------------------------------------------
     Total          100%       100%       100%       100%       100%
---------------------------------------------------------------------


CHARTERED'S SHARE OF SMP REVENUES                 Percentage of Total
---------------------------------------------------------------------
                  4Q 2002    1Q 2003    2Q 2003    3Q 2003    4Q 2003
---------------------------------------------------------------------
Americas             43%        40%        44%        55%        47%
---------------------------------------------------------------------
Europe               38%        53%        40%        33%        34%
---------------------------------------------------------------------
Asia-Pacific         16%         5%        10%         4%        14%
---------------------------------------------------------------------
Japan                 3%         2%         6%         8%         5%
---------------------------------------------------------------------
     Total          100%       100%       100%       100%       100%
---------------------------------------------------------------------

REVENUES INCLUDING CHARTERED'S SHARE OF SMP       Percentage of Total
---------------------------------------------------------------------
                  4Q 2002    1Q 2003    2Q 2003    3Q 2003    4Q 2003
---------------------------------------------------------------------
Americas             62%        57%        59%        62%        61%
---------------------------------------------------------------------
Europe               16%        25%        21%        18%        16%
---------------------------------------------------------------------
Asia-Pacific         15%        13%        15%        15%        19%
---------------------------------------------------------------------
Japan                 7%         5%         5%         5%         4%
---------------------------------------------------------------------
     Total          100%       100%       100%       100%       100%
---------------------------------------------------------------------


                        BREAKDOWN BY TECHNOLOGY (MICRON)


REVENUES (US GAAP)                                  Percentage of Total
-----------------------------------------------------------------------
                   4Q 2002    1Q 2003    2Q 2003    3Q 2003     4Q 2003
-----------------------------------------------------------------------
0.13 and below         0%         1%         8%        10%        13%
-----------------------------------------------------------------------
Up to 0.15             0%         0%         0%         0%         0%
-----------------------------------------------------------------------
Up to 0.18            32%        24%        12%         8%        17%
-----------------------------------------------------------------------
Up to 0.25            18%        17%        20%        27%        21%
-----------------------------------------------------------------------
Up to 0.35            29%        32%        32%        31%        26%
-----------------------------------------------------------------------
Above 0.35            21%        26%        28%        24%        23%
-----------------------------------------------------------------------
     Total           100%       100%       100%       100%       100%
-----------------------------------------------------------------------


CHARTERED'S SHARE OF SMP REVENUES                  Percentage of Total
----------------------------------------------------------------------
                   4Q 2002    1Q 2003    2Q 2003    3Q 2003    4Q 2003
----------------------------------------------------------------------
0.13 and below         3%         0%         1%         0%         0%
----------------------------------------------------------------------
Up to 0.15            15%        33%        35%        58%        69%
----------------------------------------------------------------------
Up to 0.18            61%        59%        58%        40%        30%
----------------------------------------------------------------------
Up to 0.25            21%         8%         6%         2%         1%
----------------------------------------------------------------------
Up to 0.35             0%         0%         0%         0%         0%
----------------------------------------------------------------------
Above 0.35             0%         0%         0%         0%         0%
----------------------------------------------------------------------
     Total           100%       100%       100%       100%       100%
----------------------------------------------------------------------


REVENUES INCLUDING CHARTERED'S SHARE OF SMP        Percentage of Total
----------------------------------------------------------------------
                   4Q 2002    1Q 2003    2Q 2003    3Q 2003    4Q 2003
----------------------------------------------------------------------
0.13 and below         1%         1%         6%         8%        10%
----------------------------------------------------------------------
Up to 0.15             2%         9%         8%        15%        16%
----------------------------------------------------------------------
Up to 0.18            36%        33%        22%        16%        20%
----------------------------------------------------------------------
Up to 0.25            19%        15%        17%        20%        16%
----------------------------------------------------------------------
Up to 0.35            24%        23%        25%        23%        20%
----------------------------------------------------------------------
Above 0.35            18%        19%        22%        18%        18%
----------------------------------------------------------------------
     Total           100%       100%       100%       100%       100%
----------------------------------------------------------------------

ABOUT CHARTERED
Chartered Semiconductor Manufacturing, one of the world's top three dedicated semiconductor foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab, which will be developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 3,300 employees are based at 11 locations around the world. Information about Chartered can be found at www.charteredsemi.com.



SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the first quarter of 2004 and outlook for the year 2004 including projected revenues and average selling prices (including Chartered's share of SMP); normalized net income, utilization rate, gross profit, net loss and loss per American Depositary Share; the growth of revenues (including Chartered's share of SMP) from advance technologies and percentage of the revenues arising from the sale of 0.13-micron, 0.18-micron and below products; higher utilization of mature capacity and shipments of mature technology wafers, joint development agreement with IBM and Infineon to strengthen our technology; mature technology sourcing engagements to increase utilization of mature capacity; progress made in the China market; strengthening and extending of EDA and IP design solutions to enable more first-source wins; formation of NanoAccess Alliance; R&D and capital expenditure plans for 2004 reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer markets; the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F and our First Quarter 2003 Quarterly Report on Form 6-K filed with the U.S.

Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NanoAccess is a trademark of Chartered Semiconductor Manufacturing. All other trademarks are the property of their respective owners.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (In thousands of US Dollars, except share and per share data)

                                                                   Determined in accordance with US GAAP
                                                          Three Months Ended                 Twelve Months Ended
                                                              December 31,                       December 31,
                                                          2002             2003             2002             2003
                                                       ---------        ---------        ---------        ---------
Net revenue                                            $ 107,925        $ 182,752        $ 449,241        $ 551,911
Cost of revenue                                          161,790          171,655          628,726          648,330
                                                       ---------        ---------        ---------        ---------
Gross profit (loss)                                      (53,865)          11,097         (179,485)         (96,419)
                                                       ---------        ---------        ---------        ---------

Operating expenses:
  Research and development                                28,059           31,136           95,285          124,533
  Fab start-up costs                                       2,586            2,292            8,338            9,219
  Sales and marketing                                      9,846            9,840           41,182           38,272
  General and administrative                               8,127           10,729           43,103           35,885
  Other operating expenses                                10,025           11,530           10,025           (6,124)
                                                       ---------        ---------        ---------        ---------
     Total operating expenses                             58,643           65,527          197,933          201,785
                                                       ---------        ---------        ---------        ---------


Operating loss                                          (112,508)         (54,430)        (377,418)        (298,204)
Equity in income (loss) of SMP                           (11,521)          14,682          (84,846)          23,194
Other income                                               4,367            5,172           23,632           23,186
Interest income                                            4,954            2,439           16,637           12,168
Interest expense                                          (9,630)         (10,333)         (41,661)         (42,222)
Exchange gain (loss)                                         264             (883)          (1,966)            (733)
                                                       ---------        ---------        ---------        ---------
Loss before income taxes                                (124,074)         (43,353)        (465,622)        (282,611)
Income tax benefit (expense)                              (2,191)             138           (7,029)         (11,671)
                                                       ---------        ---------        ---------        ---------
Loss before minority interest                           (126,265)         (43,215)        (472,651)        (294,282)
Minority interest in loss of CSP                          17,613                -           55,563            9,491
                                                       ---------        ---------        ---------        ---------
Net loss                                                (108,652)         (43,215)        (417,088)        (284,791)
                                                       =========        =========        =========        =========

Net loss per share and ADS*

Basic and diluted net loss per share                       (0.05)           (0.02)           (0.23)           (0.11)

Basic and diluted net loss per ADS                         (0.45)           (0.17)           (2.32)           (1.14)

Number of shares (in millions) used in computing
 basic and diluted net loss per share                    2,408.8          2,505.4          1,799.1          2,502.3

Number of ADS (in millions) used in computing
 basic and diluted net loss per ADS                        240.9            250.5            179.9            250.2


* Share and per share data for 2002 reflect a retroactive adjustment due to an eight-for-ten rights offering completed in October 2002.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                          (In thousands of US Dollars)

                                                     Determined in accordance with US GAAP
                                                                      As of
                                                     -------------------------------------
                                                     December 31,             December 31,
                                                         2002                     2003
                                                     ------------             ------------
ASSETS
Cash and cash equivalents                             $1,210,925               $  905,472
Receivables, net                                          95,764                  193,025
Inventories                                               21,275                   56,433
Prepaid expenses                                           4,081                    5,027
                                                      ----------               ----------
     Total current assets                              1,332,045                1,159,957
Investment in SMP                                         33,764                   62,257
Other non-current assets                                  94,320                  133,660
Technology license agreements                             16,540                  126,713
Property, plant and equipment, net                     1,861,231                1,539,440
                                                      ----------               ----------
     Total assets                                     $3,337,900               $3,022,027
                                                      ==========               ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Payables                                              $  134,750               $   71,543
Current installments of long-term debt                    64,001                  223,660
Accrued operating expenses                               141,016                  116,520
Income tax payable                                        20,578                   28,607
Other current liabilities                                 29,641                   37,305
                                                      ----------               ----------
     Total current liabilities                           389,986                  477,635
Long-term debt, excluding current installments         1,115,930                  989,092
Other non-current liabilities                             38,885                   60,745
                                                      ----------               ----------
     Total liabilities                                 1,544,801                1,527,472
Minority interest                                          7,640                        -
Shareholders' equity                                   1,785,459                1,494,555
                                                      ----------               ----------
     Total liabilities and shareholders' equity       $3,337,900               $3,022,027
                                                      ==========               ==========

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US Dollars)

                                                                  Determined in accordance with US GAAP
                                                                       For The Twelve Months Ended
                                                                  -------------------------------------
                                                                  December 31,             December 31,
                                                                      2002                      2003
                                                                  ------------             -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                           $ (417,088)             $ (284,791)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
  Equity in loss (income) of SMP                                       44,651                 (23,194)
  Depreciation and amortization                                       452,417                 439,283
  Foreign exchange loss (gain)                                         (1,642)                     26
  Minority interest in loss of CSP                                    (55,563)                 (9,491)
  Loss (gain) on disposal of property, plant and equipment               (784)                 (5,917)
  Cancellation of employee bonus award plan                                 -                 (27,531)
  Other                                                                 5,840                   5,551
Changes in operating working capital:
  Receivables                                                         (19,366)                (48,501)
  Inventories                                                          (8,509)                (35,158)
  Prepaid expenses                                                     (2,176)                   (946)
  Payables and accrued operating expenses                              (2,926)                 23,319
  Other current liabilities                                            (1,680)                  7,404
  Income tax payable                                                   (4,089)                  8,029
                                                                   ----------              ----------
Net cash (used in) provided by operating activities                   (10,915)                 48,083
                                                                   ----------              ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant, equipment and
 other assets                                                          20,978                   6,119
Purchase of property, plant and equipment                            (419,501)               (220,761)
Payment for technology intangibles                                    (48,803)                (59,705)
Payments for other investments                                              -                (110,000)
                                                                   ----------              ----------
Net cash used in investing activities                                (447,326)               (384,347)
                                                                   ----------              ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
  Borrowings                                                          228,000                 125,000
  Repayments                                                         (206,176)                (65,033)
Issuance of ordinary shares                                           616,947                   2,993
Deposits                                                              (11,599)                (32,123)
                                                                   ----------              ----------
Net cash provided by financing activities                             627,172                  30,837
                                                                   ----------              ----------

Net increase (decrease) in cash and cash equivalents                  168,931                (305,427)
Effect of exchange rate changes on cash and cash equivalents              378                     (26)
Cash and cash equivalents at the beginning of the year              1,041,616               1,210,925
                                                                   ----------              ----------
Cash and cash equivalents at the end of the year                   $1,210,925              $  905,472
                                                                   ==========              ==========